Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months Ended September 30, 2024

OTTAWA, CANADA — November 14, 2024 — Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and nine-month periods ended September 30, 2024. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (IFRS) unless otherwise noted.

“The third quarter showed strong progress in our build-out of Telesat Lightspeed, our state-of-the-art Low Earth Orbit (LEO) constellation,” commented Dan Goldberg, Telesat’s President and CEO. “During the quarter, we concluded our funding arrangements with the governments of Canada and Quebec, securing the financial resources necessary to fund the global Telesat Lightspeed network. Telesat Lightspeed will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

Goldberg added: “In addition to focusing on the Telesat Lightspeed build-out, we continue to show disciplined execution in managing our existing business. We are on track to meet or exceed our 2024 guidance and generated an 80% Adjusted EBITDA margin1 in our GEO segment, with a substantial contractual backlog2 of $1.0 billion.”

For the quarter ended September 30, 2024, Telesat reported consolidated revenue of $138 million, a decrease of 20.9% ($37 million) compared to the same period in 2023. When adjusted for changes in foreign exchange rates, revenue declined 21.6% ($38 million) compared to 2023. The decrease was primarily due to a reduction of services and lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer and to non-renewals and reductions on renewal of services by certain mobility and Latin American customers.

Operating expenses for the quarter were $46 million, a decrease of $4 million from 2023. The impact from foreign exchange was minimal. The decrease was primarily due to lower non-cash share-based compensation and higher capitalized engineering related to Telesat Lightspeed, partially offset by higher bad debt expense, professional fees, and increased headcount in our LEO segment.

Adjusted EBITDA1 for the quarter was $96 million, a decrease of 27.5% ($37 million) or 28.6% ($38 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 69.5%, compared to 75.9% in the same period in 2023.

Telesat net income for the quarter was $68 million compared to a net loss of $4 million for the same period in the prior year. The change was primarily due to a gain associated with the impact of changes in foreign exchange rates during the quarter on the value of our US dollar denominated debt, compared with a loss in the same period in 2023.

For the nine-month period ended September 30, 2024, Telesat reported consolidated revenue of $443 million, a decrease of 17.7% ($95 million) compared to the same period in 2023. When adjusted for changes in foreign exchange rates, revenue declined 18.3% ($98 million) compared to the same period in 2023.

The decrease was primarily due to a reduction of services and lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer, non-renewals and reductions on renewal of services by certain mobility and Latin American customers, and lower equipment sales to Canadian government customers.

Operating expenses for the nine-month period were $149 million, a decrease of $5 million from 2023. The impact from foreign exchange was minimal. The decrease was primarily due to lower non-cash share-based compensation and higher capitalized engineering related to Telesat Lightspeed, partially offset by higher bad debt expense, professional fees, and increased headcount in our Lightspeed group.

Adjusted EBITDA1 for the nine-month period was $310 million, a decrease of 24.4% ($100 million) or 25.3% ($104 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 70.0%, compared to 76.2% in the same period in 2023.

For the nine months ended September 30, 2024, Telesat’s net income was $145 million compared to net income of $544 million for the same period in the prior year. The change was primarily due to the recognition of C-band clearing income in 2023.

Business Highlights

•        On September 13, 2024, Telesat announced that Telesat LEO Inc. (a wholly-owned unrestricted subsidiary) had completed funding agreements with the Government of Canada and the Government of Quebec for its highly advanced Telesat Lightspeed LEO broadband satellite constellation.

–       The loans are for a total of $2.54 billion, with $2.14 billion from the Government of Canada and $400 million from the Government of Quebec.

–       The loans carry an interest rate of 4.75% above the Canadian Overnight Repo Rate Average (CORRA), with a 15-year maturity, and interest payable in-kind during the Telesat Lightspeed construction period, followed by a 10-year sculpted amortization.

–       The Government of Canada and Government of Quebec will receive warrants to purchase 10% and 1.87%, respectively, of Telesat LEO Inc. based upon a US$3 billion equity valuation.

•        At September 30, 2024:

–       Telesat had contracted backlog2 for future services of approximately $1.0 billion (excluding revenue commitments associated with Telesat Lightspeed).

–       Fleet utilization was 73.3%.

•        Debt Repurchase:

–       To date in 2024, Telesat has repurchased US$262 million of debt for an aggregate price of US$119 million (including US$5 million in accrued interest). Combined with the debt repurchases completed in 2022 and 2023, Telesat has repurchased a cumulative principal amount of US$849 million for an aggregate cost of US$459 million (including US$12 million in accrued interest).

2024 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.35)

For 2024, Telesat expects full year:

•        Revenues to be toward the upper end of the guidance range of between $545 million and $565 million;

•        Adjusted EBITDA1 to be at or above the upper end of our guidance range of between $340 million and $360 million, which reflects Telesat Lightspeed operating expenses of between $65 million and $70 million, versus the prior guidance range of between $80 million and $90 million; and

•        Capital expenditures (including both cash paid and accrued) to be in the range of $1,000 million to $1,400 million, which is nearly all related to expected Telesat Lightspeed capital expenditures.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2024 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval + (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Thursday, November 14, 2024, at 10:30 a.m. ET to discuss its financial results for the quarter ended September 30, 2024. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 6484355 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/65zja8cs. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on September 14, 2024 until 11:59 p.m. ET on November 28, 2024. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 7879436 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on X, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

James Ratcliffe
+1 613 748 8424
ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2024 and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “on track,” “believe,” “opportunity,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising or prolonged elevated interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, the timing of any such deployment, Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation, technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, and the Forms 6-K that were filed on March 28, 2024, May 10, 2024, and August 14, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Revenue	$138,441	$175,086	$443,049	$538,260
Operating expenses	(45,935)	(49,545)	(149,330)	(154,651)
Depreciation	(32,233)	(47,058)	(100,272)	(140,067)
Amortization	(2,807)	(3,164)	(8,438)	(9,927)
Other operating gains (losses), net	2,272	(14)	2,254	344,899
Operating income	59,738	75,305	187,263	578,514
Interest expense	(59,443)	(67,748)	(185,815)	(205,171)
Gain on repurchase of debt	21,368	68,072	193,690	221,462
Interest and other income	15,668	16,181	57,033	48,764
Gain (loss) on foreign exchange	35,675	(76,886)	(67,215)	181
Income (loss) before income taxes	73,006	14,924	184,956	643,750
Tax (expense) recovery	(5,164)	(18,433)	(40,192)	(99,820)
Net income (loss)	$67,842	$(3,509)	$144,764	$543,930

Net income (loss) attributable to:
Telesat Corporation shareholders	$17,901	$(1,086)	$38,591	$146,653
Non-controlling interest	49,941	(2,423)	106,173	397,277
	$67,842	$(3,509)	$144,764	$543,930

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$1.27	$(0.08)	$2.78	$10.98
Diluted	$1.23	$(0.08)	$2.68	$10.60

Total Weighted Average Common Shares Outstanding
Basic	14,046,257	13,576,009	13,888,334	13,354,723
Diluted	16,059,104	13,576,099	15,813,555	15,161,977

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,077,399	$1,669,089
Trade and other receivables	61,155	78,289
Other current financial assets	219	631
Current income tax recoverable	9,035	16,510
Prepaid expenses and other current assets	116,837	52,169
Total current assets	1,264,645	1,816,688
Satellites, property and other equipment	1,838,641	1,260,298
Deferred tax assets	2,515	2,954
Other long-term financial assets	6,222	6,633
Long-term income tax recoverable	7,497	7,497
Other long-term assets	39,171	40,926
Intangible assets	685,673	692,756
Goodwill	2,487,797	2,446,603
Total assets	$6,332,161	$6,274,355

Liabilities
Trade and other payables	$157,467	$43,626
Other current financial liabilities	42,775	29,061
Income taxes payable	4,382	1,921
Other current liabilities	68,523	63,119
Current indebtedness	16,911	—
Total current liabilities	290,058	137,727
Long-term indebtedness	2,911,284	3,197,019
Deferred tax liabilities	224,111	235,247
Other long-term financial liabilities	13,249	14,938
Other long-term liabilities	250,765	290,441
Total liabilities	3,689,467	3,875,372

Shareholders’ Equity
Share capital	56,467	51,252
Accumulated earnings	585,522	534,058
Reserves	104,515	76,608
Total Telesat Corporation shareholders’ equity	746,504	661,918
Non-controlling interest	1,896,190	1,737,065
Total shareholders’ equity	2,642,694	2,398,983
Total liabilities and shareholders’ equity	$6,332,161	$6,274,355

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2024	2023
Cash flows from operating activities
Net income (loss)	$144,764	$543,930
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	100,272	140,067
Amortization	8,438	9,927
Tax expense (recovery)	40,192	99,820
Interest expense	185,815	205,171
Interest income	(55,970)	(47,627)
(Gain) loss on foreign exchange	67,215	(181)
Share-based compensation	14,504	26,066
(Gain) loss on disposal of assets	366	(7)
Gain on disposal of subsidiaries	(2,620)	—
Gain on repurchase of debt	(193,690)	(221,462)
Deferred revenue amortization	(42,222)	(45,453)
Pension expense	4,232	4,254
C-band clearing income	—	(344,892)
Other	6,255	2,819
Income taxes paid, net of income taxes received	(40,550)	(44,650)
Interest paid, net of interest received	(99,562)	(140,125)
Government grant received	2,364	972
Operating assets and liabilities	(75,647)	(31,640)

Net cash from operating activities	64,156	156,989
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(502,384)	(46,896)
Cash payments related to property and other equipment	(47,938)	(26,879)
Purchase of intangible assets	(52)	(13,211)
Net proceeds from disposal of subsidiaries	1,213	—
Government grant received	15,031	117
C-band clearing proceeds	—	351,438
Net cash (used in) generated from investing activities	(534,130)	264,569

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	(147,908)	(316,733)
Payments of principal on lease liabilities	(1,808)	(1,608)
Satellite performance incentive payments	(2,971)	(4,319)
Proceeds from exercise of stock options	—	27
Tax withholdings on settlement of restricted and performance share units	(5,396)	(2,719)
Net cash (used in) generated from financing activities	(158,083)	(325,352)
Effect of changes in exchange rates on cash and cash equivalents	36,367	1,046
Changes in cash and cash equivalents	(591,690)	97,252
Cash and cash equivalents, beginning of period	1,669,089	1,677,792
Cash and cash equivalents, end of period	$1,077,399	$1,775,044

Telesat’s Adjusted EBITDA margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars) (unaudited)	2024	2023	2024	2023
Net income (loss)	$67,842	$(3,509)	$144,764	$543,930
Tax expense (recovery)	5,164	18,433	40,192	99,820
(Gain) loss on foreign exchange	(35,675)	76,886	67,215	(181)
Interest and other income	(15,668)	(16,181)	(57,033)	(48,764)
Interest expense	59,443	67,748	185,815	205,171
Gain on repurchase of debt	(21,368)	(68,072)	(193,690)	(221,462)
Depreciation	32,233	47,058	100,272	140,067
Amortization	2,807	3,164	8,438	9,927
Other operating (gains) losses, net	(2,272)	14	(2,254)	(344,899)
Non-recurring compensation expenses(3)	677	209	2,065	693
Non-cash expense related to share-based compensation	3,061	7,060	14,504	26,066
Adjusted EBITDA	$96,244	$132,810	$310,288	$410,368

Revenue	$138,441	$175,086	$443,049	$538,260
Adjusted EBITDA Margin	69.5%	75.9%	70.0%	76.2%

End Notes

____________

1        Non-IFRS Measures — Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

2        Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘backlog’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3        Includes severance payments and special compensation and benefits for executives and employees.